January 29, 2025

Ryan Melsert
Chief Executive Officer
American Battery Technology Co.
100 Washington Street, Suite 100
Reno, NV 89503

       Re: American Battery Technology Co.
           Registration Statement on Form S-1
           Response dated January 16, 2025
           File No. 333-283807
Dear Ryan Melsert:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 7, 2025 letter.

Response dated January 16, 2025
General

1. We note your response to prior comment 3 and reissue in part. Please expand your disclosure as to the relationship or lack thereof between the Company and High Trail
       Entities. For example, please detail whether any of the High Trail Entities are an affiliate of the Company, or if any of the Company's executive officers or directors have a relationship with the High Trail Entities.
 January 29, 2025
Page 2

       Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Amy Bowler